SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

THE ROBERT MONDAVI CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

609200100
(CUSIP Number)

Michael K. Beyer, Esq. The Robert Mondavi Corporation 7801 St. Helena Hwy. P.O. Box 106 Oakville, California 94562
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 609200100	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert G. Mondavi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,119,623[1]
	8	SHARED VOTING POWER 3,968,277[1,2]
	9	SOLE DISPOSITIVE POWER 1,119,623[1]
	10	SHARED DISPOSITIVE POWER 3,968,277[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,277[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON IN

1 Includes 45,099 shares of Class A Common Stock currently held and 1,074,524 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 1,074,524 shares of Class B Common Stock.
2 Includes 2,848,654 shares of Class A Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.

CUSIP No. 609200100	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy J. Mondavi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 894,488[1]
	8	SHARED VOTING POWER 3,968,277[1,2]
	9	SOLE DISPOSITIVE POWER 894,488[1]
	10	SHARED DISPOSITIVE POWER 3,968,277[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,277[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%[3]
14	TYPE OF REPORTING PERSON IN

1Includes (a) 715,983 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 715,983 shares of Class B Common Stock, (b) 177,005 shares of Class A Common Stock issuable pursuant to options which may be exercised within 60 days of November 11, 2004 and 1,500 shares of restricted stock. Excludes 338,058 shares of Class B Common Stock held by irrevocable trusts for the benefit of Timothy Mondavi's children and of which Timothy Mondavi disclaims beneficial ownership.
2Includes 3,073,789 shares of Class A Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.
3Assumes issuance of (a) 177,005 shares of Class A Common Stock pursuant to options currently held and exercisable by Mr. Mondavi within 60 days of November 11, 2004.

CUSIP No. 609200100	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marcia Mondavi Borger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,624,017[1]
	8	SHARED VOTING POWER 3,968,2771[1,2]
	9	SOLE DISPOSITIVE POWER 1,624,017[1]
	10	SHARED DISPOSITIVE POWER 3,968,277[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,277[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%[3]
14	TYPE OF REPORTING PERSON IN

1Includes (a) 1,605,517 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 1,605,517 shares of Class B Common Stock and (b) 18,500 shares of Class A Common Stock issuable pursuant to options which may be exercised within 60 days of November 11, 2004. Excludes (i) 180,314 shares of Class B Common Stock held by irrevocable trusts for the benefit of Marcia Mondavi Borger's children and of which Marcia Mondavi Borger disclaims beneficial ownership and (ii) 117,135 shares of Class B Common Stock held in trusts, of which Marcia Mondavi Borger is the trustee, for the benefit of Timothy Mondavi's children.
2Includes 2,344,260 shares of Class A Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.
3Assumes issuance of 18,500 shares of Class A Common Stock pursuant to options currently held and exercisable by Marcia Mondavi Borger within 60 days of November 11, 2004.

CUSIP No. 609200100	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ted W. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,159[1]
	8	SHARED VOTING POWER 3,968,277[1,2]
	9	SOLE DISPOSITIVE POWER 4,159[1]
	10	SHARED DISPOSITIVE POWER 3,968,277[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,277[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%[3]
14	TYPE OF REPORTING PERSON IN

1Includes 1,400 shares of Class A Common Stock currently held and 2,759 shares of Class A Common Stock issuable pursuant to options which may be exercised within 60 days of November 11, 2004.
2Includes 3,964,118 shares of Class A Common Stock of the other Reporting Persons who are filing this Schedule 13D.
3Assumes issuance of 2,759 shares of Class A Common Stock pursuant to options currently held and exercisable by Mr. Hall within 60 days of November 11, 2004.

CUSIP No. 609200100	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory M. Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 218,709[1]
	8	SHARED VOTING POWER 3,968,277[1,2]
	9	SOLE DISPOSITIVE POWER 218,709[1]
	10	SHARED DISPOSITIVE POWER 3,968,277[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,277 [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%[3]
14	TYPE OF REPORTING PERSON IN

1Includes 34,663 shares of Class A Common Stock currently held and 184,046 shares of Class A Common Stock issuable pursuant to options which may be exercised within 60 days of November 11, 2004.
2Includes 3,749,568 shares of Class A Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.
3Assumes issuance of 184,046 shares of Class A Common Stock pursuant to options currently held and exercisable by Mr. Evans within 60 days of November 11, 2004.

CUSIP No. 609200100	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adrian Bellamy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,994[1]
	8	SHARED VOTING POWER 3,968,277[1,2]
	9	SOLE DISPOSITIVE POWER 5,994[1]
	10	SHARED DISPOSITIVE POWER 3,968,277[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,277[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%[3]
14	TYPE OF REPORTING PERSON IN

1Includes 5,994 shares of Class A Common Stock issuable pursuant to options which may be exercised within 60 days of November 11, 2004.
2Includes 3,962,283 shares of Class A Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.
3Assumes issuance of 5,994 shares of Class A Common Stock pursuant to options currently held and exercisable by Mr. Bellamy within 60 days of November 11, 2004.

CUSIP No. 609200100	13D	Page 8 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank E. Farella
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,000[1]
	8	SHARED VOTING POWER 3,968,277[1,2]
	9	SOLE DISPOSITIVE POWER 21,000[1]
	10	SHARED DISPOSITIVE POWER 3,968,277[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,277 [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%[3]
14	TYPE OF REPORTING PERSON IN

1Includes 2,500 shares of Class A Common Stock currently held and 18,500 shares of Class A Common Stock issuable pursuant to options which may be exercised within 60 days of November 11, 2004.
2Includes 3,947,277 shares of Class A Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.
3Assumes issuance of 18,500 shares of Class A Common Stock pursuant to options currently held and exercisable by Mr. Farella within 60 days of November 11, 2004.

CUSIP No. 609200100	13D	Page 9 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Greener
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,343[1]
	8	SHARED VOTING POWER 3,968,277[1,2]
	9	SOLE DISPOSITIVE POWER 22,343[1]
	10	SHARED DISPOSITIVE POWER 3,968,277[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,277 [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%[3]
14	TYPE OF REPORTING PERSON IN

1Includes 1,000 shares of Class A Common Stock currently held and 21,343 shares of Class A Common Stock issuable pursuant to options which may be exercised within 60 days of November 11, 2004.
2Includes 3,945,934 shares of Class A Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.
3Assumes issuance of 21,343 shares of Class A Common Stock pursuant to options currently held and exercisable by Mr. Greener within 60 days of November 11, 2004.

CUSIP No. 609200100	13D	Page 10 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Greer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,800[1]
	8	SHARED VOTING POWER 3,968,277[1,2]
	9	SOLE DISPOSITIVE POWER 46,800[1]
	10	SHARED DISPOSITIVE POWER 3,968,277[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,277 [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%[3]
14	TYPE OF REPORTING PERSON IN

1Includes 15,300 shares of Class A Common Stock currently held and 31,500 shares of Class A Common Stock issuable pursuant to options which may be exercised within 60 days of November 11, 2004.
2Includes 3,921,477 shares of Class A Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.
3Assumes issuance of 31,500 shares of Class A Common Stock pursuant to options currently held and exercisable by Mr. Greer within 60 days of November 11, 2004.

CUSIP No. 609200100	13D	Page 11 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John M. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,144[1]
	8	SHARED VOTING POWER 3,968,277[1,2]
	9	SOLE DISPOSITIVE POWER 11,144[1]
	10	SHARED DISPOSITIVE POWER 3,968,277[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,277 [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%[3]
14	TYPE OF REPORTING PERSON IN

1Includes 5,000 shares of Class A Common Stock currently held and 6,144 shares of Class A Common Stock issuable pursuant to options which may be exercised within 60 days of November 11, 2004.
2Includes 3,957,133 shares of Class A Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.
3Assumes issuance of 6,144 shares of Class A Common Stock pursuant to options currently held and exercisable by Mr. Thompson within 60 days of November 11, 2004.

     This Amendment No. 3 on Schedule 13D (the “Amendment”) is being filed on behalf of Robert G. Mondavi, Timothy J. Mondavi, Marcia Mondavi Borger, Ted W. Hall, Frank E. Farella, Gregory M. Evans, Adrian Bellamy, Anthony Greer, Phillip Greer and John Thompson (together, the “Reporting Persons”) to amend certain portions of the Schedule 13D filed on August 20, 2004 (File No. 005-42775) (the “Original Filing”) on behalf of Robert G. Mondavi, R. Michael Mondavi, Timothy J. Mondavi and Marcia Mondavi Borger (together, the “Original Reporting Persons”), as amended by R. Michael Mondavi on September 17, 2004 and on October 4, 2004 with respect to the (a) shares of Class A Common Stock of Issuer (the “Class A Stock” or the “Shares”); (b) shares of Class B Common Stock of Issuer (the “Class B Stock”), which are not publicly traded but which are convertible at any time, at the option of the holder, into shares of Class A Stock; and (c) options to purchase shares of Class A Stock (the “Options”). The Original Reporting Persons jointly filed the Original Filing because they are deemed to constitute a “group” within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), solely by reason of having executed the voting agreement described therein and attached thereto as Exhibit 2 (the “Voting Agreement”). Subsequently the Original Reporting Persons entered into an amendment of the Voting Agreement dated November 16, 2004, pursuant to which they have agreed to suspend effectiveness of the Voting Agreement so long as the proposed Agreement and Plan of Merger dated as of November 3, 2004 (the “Merger Agreement”) by and among Constellation Brands, Inc. (“Constellation”), RMD Acquisition Corp. and the Issuer (described in more detail below and attached herewith as Exhibit 2) has not been terminated. The Reporting Persons have entered into a support agreement with Constellation dated as of November 3, 2004 (the “Support Agreement”), described in more detail below and attached hereto as Exhibit 1, pursuant to which they have agreed to vote their shares in favor of the proposed acquisition of Issuer by Constellation. All information in this Schedule 13D concerning any Reporting Person is being supplied solely by such Reporting Person, and only such Reporting Person shall be deemed responsible for the accuracy of such information. Statements made herein concerning the Reporting Persons are made severally by the Reporting Persons and not jointly, and no Reporting Person shall be responsible for the accuracy of information contained herein which has been supplied by or relates to another Reporting Person.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Class A Stock of The Robert Mondavi Corporation, a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 841 Latour Court, Napa, California 94558.

Item 2. Identity and Background.

    (a)    This statement is being filed by the Reporting Persons.

    (b)    The principal addresses of the Reporting Persons are:

Robert G. Mondavi
The Robert Mondavi Corporation
841 Latour Court
Napa, California 94558

Timothy J. Mondavi
Robert Mondavi Winery
7801 St. Helena Highway
Oakville, CA 94562

Marcia Mondavi Borger
130 East End Avenue
New York, New York 10028

Ted W. Hall
The Robert Mondavi Corporation
841 Latour Court
Napa, California 94558

Gregory M. Evans
The Robert Mondavi Corporation
841 Latour Court
Napa, California 94558

Adrian Bellamy
The Robert Mondavi Corporation
841 Latour Court
Napa, California 94558

Frank E. Farella
Farella Braun & Martell LLP
235 Montgomery Street
San Francisco, CA 94104

Anthony Greener
The Robert Mondavi Corporation
841 Latour Court
Napa, California 94558

Philip Greer
The Robert Mondavi Corporation
841 Latour Court
Napa, California 94558

John M. Thompson
The Robert Mondavi Corporation
841 Latour Court
Napa, California 94558

    (c)    Robert G. Mondavi is the retired founder and chairman emeritus of the Issuer.

Timothy J. Mondavi is a director of the Issuer.

Marcia Mondavi Borger is a director of the Issuer.

         Ted W. Hall is chairman of the board of directors of the Issuer, a general partner of Long Meadow Ranch and the president of Long Meadow Ranch Winery. He also serves as chairman of Tambourine, Inc. and as managing director of Mayacamas Associates. The principal address of Long Meadow Ranch and Long Meadow Ranch Winery is 1775 Whitehall Lane, St. Helena, CA 94574. The principal address of Tambourine is 950 Tower Lane, Suite 350 W, Foster City, CA 94404. The principal address of Mayacamas Associates is 1775 Whitehall Lane, Saint Helena, CA 94574-9788.

Gregory M. Evans is the chief executive officer of the Issuer.

         Adrian Bellamy is a director of the Issuer, executive chairman of The Body Shop International PLC, a director of The Gap, Inc., chairman of Gucci Group N.V., chairman of Reckitt Benckiser PLC and a director of Williams-Sonoma, Inc. The principal address of The Body Shop International PLC is Watersmead, Littlehampton, West Sussex BN17 6LS, United Kingdom. The principal address of The Gap, Inc. is 2 Folsom Street, San Francisco, CA 94105. The principal address of Gucci Group N.V. is Rembrandt Tower, 1 Amstelplein, 1096 HA Amsterdam, The Netherlands. The principal address of Reckitt Benckiser PLC is 103-105 Bath Rd, Slough, SL1 3UH, United Kingdom. The principal address of Williams-Sonoma, Inc. is 3250 Van Ness Avenue, San Francisco, CA 94109.

         Frank E. Farella is a director of the Issuer and a partner at the law firm of Farella Braun & Martell LLP. The principal address of Farella, Braun & Martel LLP is Russ Building, 235 Montgomery Street, San Francisco, CA 94104.

         Anthony Greener is a director of the Issuer, deputy chairman of British Telecom, PLC, and chairman of the Qualifications and Curriculum Authority (UK). The principal address of British Telecom, PLC is BT Group PLC, BT Centre, 81 Newgate St., London, EC1A 74J, United Kingdom. The principal address of the Qualifications and Curriculum Authority (UK) is 83 Piccadilly, London, W1J 8QA, United Kingdom.

         Philip Greer is a director of the Issuer, managing director of Greer Family Consulting and Investments LLC and a director of Federal Express Corporation. The principal address of Greer Family Consulting and Investments LLC is One Embarcadero Center #1060, San Francisco, CA 94111. The principal address of Federal Express Corporation is 3610 Hacks Cross Road, Memphis, TN 38125.

         John M. Thompson is a director of the Issuer, the chairman of the board of the Toronto Dominion Bank Ltd., a director of The Thomson Corporation and a member of the Supervisory Board of Royal Phillips Electronics N.V. The principal address of Toronto Dominion Bank Ltd. is Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario M5K 1A2, Canada. The principal address of The Thomson Corporation is Toronto-Dominion Bank Tower, 66 Wellington Street West, Toronto, Ontario M5K 1A1, Canada. The principal address of Royal Phillips Electronics N.V. is Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands.

    (d)    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

     (f)    Each of the Reporting Persons except Anthony Greener and John M. Thompson is a United States citizen. Anthony Greener is a citizen of the United Kingdom. John M. Thompson is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

     Reporting Persons who hold shares of Class B Stock purchased with personal funds, prior to the 1993 initial pubic offering of the Class A Stock, all shares of Class B Stock that they currently hold. The Reporting Persons have acquired the shares of Class A Stock that they currently hold pursuant to (a) conversion of shares of Class B Stock or (b) exercise of Options. All the Options and restricted Class A Stock that the Reporting Persons currently hold were acquired as employees or directors of the Issuer.

Item 4. Purpose of Transaction.

     As described more fully in Item 6, each of the Reporting Persons has entered into the Support Agreement whereby each of them has agreed to vote his or her shares in favor of the Merger (defined below) and Merger Agreement (defined below).

     Each of the Reporting Persons may, from time to time and subject to the Support Agreement, increase, reduce or dispose of his or her investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price securities of the Issuer, the availability of funds, borrowing costs, other opportunities available to such Reporting Person and other considerations. In addition, each member of the Reporting Persons except Robert G. Mondavi continues to serve as a director of the Issuer.

     Except as set forth in this Item 4 and as contemplated by the transactions described in Item 6, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) As a result of the Support Agreement, the Reporting Persons may be deemed the beneficial owners of 3,968,277 shares, constituting approximately 27.0% of the issued and outstanding shares, of Class A Stock, based on the number of shares of the Issuer’s common stock outstanding as of November 11, 2004, together with the number of shares of Class A Stock that may be issued pursuant to Options and restricted stock units held by the Reporting Persons.

     Robert G. Mondavi may be deemed the beneficial owner of 1,119,623 Shares, constituting approximately 9.4% of the issued and outstanding shares of Class A Stock. This number includes 1,074,524 shares of Class A Stock which Mr. Mondavi has the right to acquire upon conversion of 1,074,524 shares of Class B Stock.

     Timothy J. Mondavi may be deemed the beneficial owner of 894,488 Shares, constituting approximately 7.6% of the issued and outstanding shares of Class A Stock. This number (a) includes (i) 715,983 shares of Class A Stock which Mr. Mondavi has the right to acquire upon conversion of 715,983 shares of Class B Stock and (ii) 177,005 shares of Class A Stock issuable pursuant to Options, each of which may be exercised within 60 days of November 11, 2004 and (b) excludes 338,058 shares of Class B Stock held by irrevocable trusts for the benefit of Mr. Mondavi’s children and of which Mr. Mondavi disclaims beneficial ownership.

     Marcia Mondavi Borger may be deemed the beneficial owner of 1,624,017 Shares, constituting approximately 13.0% of the issued and outstanding shares of Class A Stock. This number (a) includes (i) 1,605,517 shares of Class A Stock which Ms. Borger has the right to acquire upon conversion of 1,605,517 shares of Class B Stock and (ii) 18,500 shares of Class A Stock issuable pursuant to Options which may be exercised within 60 days of November 11, 2004 and (b) excludes 180,314 shares of Class B Stock held by irrevocable trusts for the benefit of Ms. Borger’s children and of which Ms. Borger disclaims beneficial ownership.

     Ted W. Hall may be deemed the beneficial owner of 4,159 Shares, constituting less than 1% of the issued and outstanding shares of Class A Stock. This number includes 2,759 shares of Class A Stock issuable pursuant to Options which may be exercised within 60 days of November 11, 2004.

     Gregory M. Evans may be deemed the beneficial owner of 218,709 Shares, constituting approximately 2.0% of the issued and outstanding shares of Class A Stock. This number includes 184,046 shares of Class A Stock issuable pursuant to Options which may be exercised within 60 days of November 11, 2004.

     Adrian Bellamy may be deemed the beneficial owner of 5,994 Shares, constituting less than 1% of the issued and outstanding shares of Class A Stock. This number includes 5,994 shares of Class A Stock issuable pursuant to Options which may be exercised within 60 days of November 11, 2004.

     Frank E. Farella may be deemed the beneficial owner of 21,000 Shares, constituting less than 1% of the issued and outstanding shares of Class A Stock. This number includes 18,500 shares of Class A Stock issuable pursuant to Options which may be exercised within 60 days of November 11, 2004.

     Anthony Greener may be deemed the beneficial owner of 22,343 Shares, constituting less than 1% of the issued and outstanding shares of Class A Stock. This number includes 21,343 shares of Class A Stock issuable pursuant to Options which may be exercised within 60 days of November 11, 2004.

     Philip Greer may be deemed the beneficial owner of 46,800 Shares, constituting less than 1% of the issued and outstanding shares of Class A Stock. This number includes 31,500 shares of Class A Stock issuable pursuant to Options which may be exercised within 60 days of November 11, 2004.

     John M. Thompson may be deemed the beneficial owner of 11,144 Shares, constituting less than 1% of the issued and outstanding shares of Class A Stock. This number includes 6,144 shares of Class A Stock issuable pursuant to Options which may be exercised within 60 days of November 11, 2004.

     (b) As a result of the Support Agreement, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 3,968,277 Shares. Robert G. Mondavi may be deemed to have sole voting and dispositive power with respect to 1,119,623 Shares and shared voting and dispositive power with respect to the remaining 2,848,654 Shares held by the other Reporting Persons. Timothy J. Mondavi may be deemed to have sole voting and dispositive power with respect to 894,488 Shares and shared voting and dispositive power with respect to the remaining 3,073,789 Shares held by the other Reporting Persons. Marcia Mondavi Borger may be deemed to have sole voting and dispositive power with respect to 1,624,017 Shares and shared voting and dispositive power with respect to the remaining 2,344,260 Shares held by the other Reporting Persons. Ted W. Hall may be deemed to have sole voting and dispositive power with respect to 4,159 Shares and shared voting and dispositive power with respect to the remaining 3,964,118 Shares held by the other Reporting Persons. Gregory M. Evans may be deemed to have sole voting and dispositive power with respect to 218,709 Shares and shared voting and dispositive power with respect to the remaining 3,749,568 Shares held by the other Reporting Persons. Adrian Bellamy may be deemed to have sole voting and dispositive power with respect to 5,994 Shares and shared voting and dispositive power with respect to the remaining 3,962,283 Shares held by the other Reporting Persons. Frank E. Farella may be deemed to have sole voting and dispositive power with respect to 21,000 Shares and shared voting and dispositive power with respect to the remaining 3,947,277 Shares held by the other Reporting Persons. Anthony Greener may be deemed to have sole voting and dispositive power with respect to 22,343 Shares and shared voting and dispositive power with respect to the remaining 3,945,934 Shares held by the other Reporting Persons. Philip Greer may be deemed to have sole voting and dispositive power with respect to 46,800 Shares and shared voting and dispositive power with respect to the remaining 3,921,477 Shares held by the other Reporting Persons. John M. Thompson may be deemed to have sole voting and dispositive power with respect to 11,144 Shares and shared voting and dispositive power with respect to the remaining 3,957,133 Shares held by the other Reporting Persons.

     (c) No transactions in the class of securities reported have been effected during the past 60 days by any of the Reporting Persons.

     Of the shares of Class B Stock beneficially owned by Timothy J. Mondavi through a trust, approximately 450,000 are pledged as collateral to secure borrowings under a revolving line of credit pursuant to a Loan Agreement dated as of June 12, 2003 between Citigroup Global Markets Inc. and such trust (the “Timothy Mondavi Loan Agreement”). The Timothy Mondavi Loan Agreement provides that, upon customary events of default, Citigroup may, among other remedies, sell or exchange the pledged shares.

     (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Merger Agreement and subject to the conditions therein (including approval by a majority of the holders of the shares of Class A Stock (excluding the shares of Class A Stock held by record holders of Class B common stock) and a majority of the shares of the Class B Stock), RMD Acquisition Corp. will merge with the Issuer, with the Issuer as the surviving corporation (the “Merger”). Pursuant to the Merger, each share of Issuer’s Class A Stock will be converted into the right to receive $56.50 per share and each share of Issuer’s Class B Stock will be converted into the right to receive $65.82 per share, subject in each case to provisions for dissenters’ rights and shares held by the Issuer, Constellation and their respective subsidiaries.

     The Reporting Persons have entered into the Support Agreement with Constellation whereby each of the Reporting Persons has agreed to vote all of the shares of capital stock of the Issuer with respect to which each Reporting Person has the right to vote;

  for approval of the Merger Agreement and the Merger, and any actions required in furtherance thereof;

  against any action or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty, or any other obligation of the Issuer under the Merger Agreement or the Support Agreement;

  against any action or agreement that could reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or the other transactions contemplated by the Merger Agreement; and

  against any alternative acquisition proposal with respect to the Issuer.

The Support Agreement also grants to Constellation an irrevocable proxy to vote the above-described shares in the above-described manner and provides for certain restrictions on transfer of capital stock or conversion into Class A Stock of the Class B Stock owned by any of the Reporting Persons.

     References to and descriptions of the Support Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Support Agreement included as Exhibit 1.

     References to and descriptions of the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 2.

      References to and descriptions of the Amendment of Voting Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Amendment of Voting Agreement included as Exhibit 3.

     Except for (a) the Merger, the Merger Agreement and the other transactions contemplated thereby, including the Support Agreement and (b) the trust and margin loan arrangements described in Item 5 above, there are no contracts, arrangements, understanding or relationships among any of the Reporting Persons or between such persons and any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1: Support Agreement dated as of November 3, 2004 between the Issuer and the Reporting Persons.

     Exhibit 2: Agreement and Plan of Merger dated as of November 3, 2004 by and among Constellation, RMD Acquisition Corp. and the Issuer.

      Exhibit 3: Amendment of Voting Agreement dated as of November 16, 2004 by and among the Issuer, Robert G. Mondavi, R. Michael Mondavi, Timothy J. Mondavi and Marcia Mondavi Borger.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/s/ Robert G. Mondavi

Signature

Robert G. Mondavi

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/s/ Timothy J. Mondavi

Signature

Timothy J. Mondavi

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/s/ Marcia Mondavi Borger

Signature

Marcia Mondavi Borger

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/s/ Ted W. Hall

Signature

Ted W. Hall

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/s/ Gregory M. Evans

Signature

Gregory M. Evans

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/s/ Adrian Bellamy

Signature

Adrian Bellamy

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/s/ Frank Farella

Signature

Frank Farella

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/s/ Philip Greer

Signature

Philip Greer

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/s/ Anthony Greener

Signature

Anthony Greener

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/s/ John M. Thompson

Signature

John M. Thompson

(Name/Title)